UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 4)*

                    Under the Securities Exchange Act of 1934


                              Diomed Holdings, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    25454R108
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                                 (CUSIP Number)


                                 Samuel Belzberg
                            c/o Gibralt Capital Corp.
                      1075 West Georgia Street, Suite 2600
                   Vancouver, British Columbia V6E 3C9 Canada
                                 (604) 687-3707
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 23, 2007
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25454R108
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(1)  Names of Reporting Persons:

     Samuel Belzberg
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions).

     AF
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
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(6)  Citizenship or Place of Organization.

     Canada
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Number of               (7)  Sole Voting Power             1,699,260
Shares                  --------------------------------------------------------
Beneficially            (8)  Shared Voting Power
Owned by Each           --------------------------------------------------------
Reporting               (9)  Sole Dispositive Power        1,699,260
Person                  --------------------------------------------------------
With                    (10) Shared Dispositive Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,699,260
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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [ ]
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(13) Percent of Class Represented by Amount in Row (11)

     5.7% (Based on an aggregate of 29,847,031 shares outstanding as of May 11, 2007, as reported in the Registrant's most recent report on Form 10-QSB.)
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(14) Type of Reporting Person (See Instructions)

     IN
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                                     Page 2

Item 2. Identity and Background

This statement is being filed by Samuel Belzberg, a citizen of Canada. Mr. Belzberg's business address is c/o Gibralt Capital Corp., 1075 West Georgia Street, Suite 2600, Vancouver, British Columbia V6E 3C9 Canada. Mr. Belzberg is the President and Chief Executive Officer of Gibralt Capital Corp. ("Gibralt Capital"), a Canadian corporation, and its wholly-owned subsidiary Gibralt U.S., Inc. ("Gibralt US"), a Colorado corporation. Both Gibralt Capital and Gibralt US are engaged principally in the investment and/or investment advisory business.

During the last five years, none of Mr. Belzberg, Gibralt US and Gibralt Capital have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on June 5, 2007, (i) Gibralt US owned 1,694,593 shares of Common Stock and (ii) Mr. Belzberg owned 4,667 stock options, which were fully vested. Therefore, as Mr. Belzberg is an affiliate of Gibralt Capital Corp. and Gibralt US, Inc., Mr. Belzberg beneficially owns 1,699,260 shares, or approximately 5.7%, of the Common Stock. Mr. Belzberg disclaims beneficial ownership of the shares of Common Stock owned by Gibralt US set forth herein for purposes other than his reporting requirements under the United States securities laws.

(b) Through his control of Gibralt US, Mr. Belzberg holds the power to vote or to direct the vote and to dispose or direct the disposition of all of the shares of Common Stock that are beneficially owned by him.

(c) During the sixty days preceding the filing of this statement, Gibralt US disposed of the following shares of Common Stock in the open market.

         Date               Number of Shares       Price Per Share
         ----               ----------------       ---------------

         5/23/07            15,000                 $1.32

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: June 6, 2007


                                       /s/ SAMUEL BELZBERG
                                       -----------------------------------------
                                       Samuel Belzberg








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